AB 2/27/06

RECEIVED FEB 14 2006 PROCESSING SECTION 213 WASH, D.C.

SECURIT[...]ON

06002207

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W. H. Colson Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

133 Oakmont Dr Suite 1
(No. and Street)

Greenville (City) NC (State) 27858 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Willard H. Colson Jr 252-756-9902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

3150 Highway 278, Suite 105 (Address), Covington (City), Georgia (State) 30014 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Willard H. Colson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W. H. Colson Securities, Inc, as of 2/10, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of NC
County of Pitt

2-10-2006

Willard H. Colson, Jr.
Signature

My Commission Expires May 11, 2008

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.H. COLSON SECURITIES, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2005 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

W.H. COLSON SECURITIES, INC.

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
W.H. COLSON SECURITIES, INC.

We have audited the accompanying statement of financial condition of W.H. Colson Securities, Inc. as of December 31, 2005 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.H. Colson Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J Bowden & Company

Atlanta, Georgia
January 31, 2006

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

W.H. COLSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

CURRENT ASSETS:		
Cash (Note 1)	$	78,825
Commissions receivable (Note 2)		73,269
Total current assets		152,094
OTHER ASSET -		
Organizational costs, net of accumulated amortization of $2,000		1,000
TOTAL	$	153,094

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accrued commissions payable (Note 2)	$	50,163
Accounts payable		5,159
Total current liabilities		55,322
STOCKHOLDER'S EQUITY:		
Capital stock		1,000
Additional paid-in capital		16,000
Retained earnings		80,772
Total stockholder's equity		97,772
TOTAL	$	153,094

See Independent Auditors' Report and
Notes to Financial Statements.

W.H. COLSON SECURITIES, INC.

STATEMENT OF INCOME AND CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE - Commissions	$ 1,134,349
EXPENSES:	
Commissions and fees	846,322
Salaries and wages	75,600
Travel	16,788
Taxes, licenses and permits	14,162
Legal and professional fees	11,847
Rent	7,800
Telephone	6,190
Office expenses	4,761
Auto expenses	3,108
Insurance	2,280
Interest	962
Bank charges	885
Dues and subscriptions	677
Amortization	600
Credit card charges	581
Meals and entertainment	223
Total expenses	992,786
NET INCOME	141,563
RETAINED EARNINGS, JANUARY 1	71,209
STOCKHOLDER DISTRIBUTIONS	(132,000)
RETAINED EARNINGS, DECEMBER 31	$ 80,772

See Independent Auditors' Report and
Notes to Financial Statements.

W.H. COLSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES:		
Net income	$	141,563
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization		600
Increase in receivables		(1,189)
Increase in payables		5,159
Net cash provided by operating activities		146,133
FINANCING ACTIVITIES -		
Shareholder distributions		(132,000)
NET INCREASE IN CASH		14,133
CASH AT BEGINNING OF YEAR		64,692
CASH AT END OF YEAR	$	78,825

See Independent Auditors' Report and
Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

W.H. Colson Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company was formed as a Georgia corporation on June 1, 2001.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, insurance and investment advisory.

Income Taxes

The Company is a Subchapter S Corporation for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Amortization

Amortization is provided by use of the straight-line method over the estimated useful life of the intangible asset.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. COMMISSIONS RECEIVABLE AND PAYABLE

Commission revenue is derived as the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction, a commission is earned by the Company for its selling and administrative efforts. For securities purchased, the commission is recorded as a receivable from customers; for securities sold, it is recorded as reductions in the payable to customers. Commissions receivable for the year ended December 31, 2005 is $73,269. Commissions payable for the year ended December 31, 2005 is $50,163.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $79,850, which was $74,850 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 69.28%.

4. **RELATED PARTY TRANSACTIONS**

The Company and the sole shareholder have entered into a management expense sharing agreement (Agreement), whereby many of the expenses of the Company can be paid by the sole shareholder individually or by a company under common control. Additionally, under the Agreement, the sole shareholder will contribute additional capital to the Company in order for the Company to meet its regulatory requirements for maintaining net capital as defined in Rule 15c3-1 (see note 3). Even though the agreement still exists, all of the Company's expenses were paid by the Company in 2005 and not paid by the shareholder nor the company under common control. Further, the sole shareholder has no recourse to the recapture or the collection of the aforementioned capital contributions from the Company and the Company has no obligation to repay these capital contributions to the sole shareholder or any other entity.

The sole shareholder contributed $17,000 at the Company's inception and is reflected as stock and paid-in capital on the statement of financial condition at December 31, 2005. Further, the Company distributed $132,000 to the sole stockholder and is reflected on the statement of changes in stockholder's equity as shareholder distributions

The sole shareholder also owns two other companies. WH Colson & Associates, Inc. serves as a registered investment advisory service (RIA). WH Colson Insurance Agency is in the business of selling insurance. For the year ended December 31, 2005, the Company received $132,381 from the commonly controlled RIA for commissions earned. Also for the year-ended December 31, 2005, the Company received $56,221 from the insurance company under common control for commissions earned. There were no payments from the Company to the RIA nor the insurance Company under common control for the year ended December 31, 2005.

5. **EXEMPTIVE PROVISION**

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. The Company's transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. The Company promptly transmits all funds and delivers all securities received in connection with the Company's activities as a broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

W.H. COLSON SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

	SCHEDULE 1
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 97,772
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Organizational costs - net	(1,200)
Non-allowable commissions receivable	(16,722)
NET CAPITAL	79,850
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued liabilities	55,322
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum dollar net capital requirement	5,000
Excess net capital	74,850
Excess net capital at 1,000 percent	74,318
Percentage of aggregate indebtedness to net capital	69.28%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2005):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	83,381
Audit adjustments to record additional expenses	(3,531)
NET CAPITAL PER ABOVE	$ 79,850

See Independent Auditors' Report

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL

REQUIRED BY
SECURITIES EXCANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

Board of Directors
W.H. COLSON SECURITIES, INC.

In planning and performing our audit of the financial statements of W.H. Colson Securities, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wade J Bowden & Company

Wade J Bowden & Company CPAs, P.C.
January 31, 2006

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM